January 25, 2012
VIA FEDERAL EXPRESS AND EDGAR
Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Ceres, Inc.
Registration Statement on Form S-1 (File No. 333-174405)
Dear Mr. Reynolds:
On behalf of Ceres, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 20, 2012, relating to the Company’s registration statement on Form S-1 (File No. 333-174405) filed on May 23, 2011, as amended by Amendment No. 1 filed on June 27, 2011, Amendment No. 2 filed on July 5, 2011, Amendment No. 3 filed on July 25, 2011, Amendment No. 4 filed on August 23, 2011, Amendment No. 5 filed on August 29, 2011, Amendment No. 6 filed on September 16, 2011, Amendment No. 7 filed on October 14, 2011, Amendment No. 8 filed on November 10, 2011, Amendment No. 9 filed on December 19, 2011 and Amendment No. 10 filed on January 17, 2012 (collectively, the “Registration Statement”), including the prospectus contained therein. For your convenience, the Staff’s comment is followed by the Company’s response. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

Please read this letter in conjunction with the accompanying Amendment No. 11 to the Registration Statement (“Amendment No. 11”), which the Company filed with the Commission via EDGAR on the date hereof.
Amendment No. 10 to Registration Statement on Form S-1
Exhibits
1.	We note that Exhibit 4.10 is missing Appendix C. Please file Exhibit 4.10 in its entirety.
Response:
The Company respectfully informs the Staff that Exhibit 4.10 does not contain an Appendix C. The reference made to “the Guidelines for Future Collaborative Opportunities attached as Appendix C thereto” in Exhibit 4.10 refers to Appendix C of the Amended and Restated Intellectual Property Rights Agreement (the “IP Agreement”) filed as Exhibit 10.35 to the Registration Statement. The IP Agreement was filed in its entirety with the Commission via EDGAR with Amendment No. 9 to the Registration Statement on December 19, 2011.
The Company would like to inform the Staff that it currently anticipates requesting effectiveness of the Registration Statement during the week of February 6, 2012.
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Thank you for your attention to the Company’s responses to the Staff’s comments. If you or any other member of the Staff has any further questions or comments concerning these responses or Amendment No. 11 to the Registration Statement, or if you require additional information, please contact me at (212) 848-8244.

Very truly yours,
/s/ Danielle Carbone

Danielle Carbone

cc:	Raj Rajan, Securities and Exchange Commission
Brian Bhandari, Securities and Exchange Commission
Ruairi Regan, Securities and Exchange Commission
Pamela Howell, Securities and Exchange Commission
Richard Hamilton, Ceres, Inc.
Wilfriede van Assche, Ceres, Inc.
Kevin P. Kennedy, Simpson Thacher & Bartlett LLP
Enclosures